Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, and for the six months ended June 30, 2018. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of (i) loss from continuing operations before income taxes plus (ii) fixed charges. Fixed charges consist of an estimate of the interest within rental expense.

	Years Ended December 31,					Six Months Ended June 30,
	2013	2014	2015	2016	2017	2018
Loss from continuing operations before income taxes	$(52,882)	$(43,698)	$(64,544)	$(83,118)	$(70,430)	$(42,578)
Plus: Fixed charges	49	54	34	47	42	21

Earnings, as adjusted	$(52,833)	$(43,644)	$(64,510)	$(83,071)	$(70,388)	$(42,557)

Fixed charges	$49	$54	$34	$47	$42	$21

Total fixed charges	$49	$54	$34	$47	$42	$21

Ratio of earnings to fixed charges	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(52,882)	$(43,698)	$(64,544)	$(83,118)	$(70,430)	$(42,578)
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(52,882)	$(43,698)	$(64,544)	$(83,118)	$(70,430)	$(42,578)